Filed Pursuant to Rule 424(b)(2)
Registration No. 333-158385
February 5, 2010
PRICING SUPPLEMENT
(To Prospectus dated April 2, 2009, and
Prospectus Supplement dated April 9, 2009)

HSBC USA INC.
$800,000
Notes Linked to the Consumer Price Index

The notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction, and involve investment risks including possible loss of the principal amount invested due to the credit risk of HSBC. The notes offered hereby will have the terms described in this pricing supplement and the accompanying prospectus supplement and prospectus. If the terms of the notes offered hereby are inconsistent with those described in the accompanying prospectus supplement or prospectus, the terms described in this pricing supplement shall control.

This pricing supplement relates to an offering of notes. The purchaser of a note will acquire a senior unsecured debt security with monthly coupon payments dependant on the year-over-year change in the Consumer Price Index as described below. Although the offering relates to the Consumer Price Index, you should not construe that fact as a recommendation as to the merits of acquiring an investment dependant on the Consumer Price Index or as to the suitability of an investment in the related notes. The following key terms relate to the offering of notes:

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per note.
Issuer Rating:	AA- (S&P), A1 (Moody's), AA (Fitch) [†]
Reference Asset:	The non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers (the "Consumer Price Index," the "CPI" or the "Reference Asset") (Ticker: CPI-U) as published by the U.S. Bureau of Labor Statistics.
Trade Date:	February 5, 2010
Pricing Date:	February 5, 2010
Original Issue Date:	February 26, 2010
Maturity Date:	Expected to be February 26, 2020, or if such day is not a Business Day, the next succeeding Business Day.
Coupon:	With respect to each Coupon Payment Date, for each $1,000 principal amount note, the coupon will be calculated as $1,000 × Coupon Rate applicable to such Coupon Payment Date × 30/360. The Coupon Rate is quoted on a per annum basis and paid monthly on a 30/360 unadjusted basis.
Coupon Rate:	***With respect to Coupon Payment Dates originally scheduled to be on or before February 26, 2015,*** the Coupon Rate will be a rate per annum calculated as (i) the Year-Over-Year Change in the CPI on each applicable Coupon Payment Date plus (ii) 1.25%.
	With respect to Coupon Payment Dates on or after March 26, 2015, the Coupon Rate will be a rate per annum calculated as the lesser of:
	(a) (i) the Year-Over-Year Change in the CPI on each applicable Coupon Payment Date plus (ii) 1.25%; and
	(b) the Maximum Coupon Rate.
	In no event, however, will the Coupon Rate applicable to any Coupon Payment Date be less than zero. If the Year-Over-Year Change in the CPI with respect to any Coupon Payment Date is less than -1.25%, your coupon with respect to such Coupon Payment Date will be zero.
Maximum Coupon Rate:	7.00%
Payment at Maturity:	On the Maturity Date we will pay you the principal amount of your notes plus the final coupon, if any.
Year-Over-Year Change in the CPI:	On any Coupon Payment Date, the Year-Over-Year Change in the CPI will be the quotient, expressed as a percentage, calculated as follows:
	$$\frac{\text{CPI Final} - \text{CPI Initial}}{\text{CPI Initial}}$$
	where CPI Final is the CPI Level published for the third month prior to the month of such Coupon Payment Date, and CPI Initial is the CPI Level published for the fifteenth month prior to the month of such Coupon Payment Date. For example, on the March 26, 2010 Coupon Payment Date, the Coupon will be based on changes between the CPI Level for December 2009 (215.949) and December 2008 (210.228). As such, your coupon for the anticipated March 26, 2010 and April 26, 2010 Coupon Payment Dates will be known prior to the issuance of the notes. The coupon to be paid on the March 26, 2010 Coupon Payment Date will be $3.31 (3.97% per annum) and the coupon paid on the April 26, 2010 Coupon Payment Date will be known prior to the Original Issue Date.
CPI Level:	For any month, the CPI level as determined by the calculation agent based upon the value displayed on Bloomberg Professional® service page "CPURNSA <Index>" or any successor page on Bloomberg Professional® service or any successor service, as applicable.
Coupon Payment Dates:	The 26th calendar day of each month commencing on March 26, 2010, up to and including the Maturity Date, provided that if any such day is not a Business Day, the relevant Coupon Payment Date shall be the next succeeding Business Day.
Business Day:	Any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York.
CUSIP/ISIN:	4042K0P66 / US4042K0P668
Agent's Discount per Note/Total:	$20 / $16,000. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-9 of this pricing supplement.
Proceeds to HSBC USA Inc. per Note / Total:	$980 / $784,000.
Form of notes:	Book-Entry.
Listing:	The notes will not be listed on any U.S. securities exchange or quotation system.

[†] A credit rating reflects the creditworthiness of HSBC USA Inc. and is not a recommendation to buy, sell or hold notes, and it may be subject to revision or withdrawal at any time by the assigning rating organization. The notes themselves have not been independently rated. Each rating should be evaluated independently of any other rating.

Investment in the notes involves certain risks. You should refer to "Risk Factors" beginning on page PS-3 of this document and page S-3 of the accompanying prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement, or prospectus supplement and prospectus, is truthful or complete. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the notes. HSBC Securities (USA) Inc. will purchase the notes from us for distribution to other registered broker dealers or will offer the notes directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions in any notes after their initial sale. **Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.** See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-9 of this pricing supplement.

HSBC SECURITIES (USA) INC.

February 5, 2010



GENERAL TERMS

This pricing supplement relates to one note offering linked to the Reference Asset identified on the cover page. The purchaser of a note will acquire a note with monthly coupons dependant upon the Reference Asset. Although the offering of notes relates to the Reference Asset identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or as to the suitability of an investment in the notes.

You should read this document together with the prospectus dated April 2, 2009 and the prospectus supplement dated April 9, 2009. If the terms of the notes offered hereby are inconsistent with those described in the accompanying prospectus supplement or prospectus, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page PS-3 of this pricing supplement and page S-3 of the prospectus supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes. As used herein, references to the "Issuer," "HSBC," "we," "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus and a prospectus supplement) with the U.S. Securities and Exchange Commission ("SEC") for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus and prospectus supplement if you request them by calling toll-free 1 866 811 8049.

You may also obtain:

- the prospectus supplement at http://www.sec.gov/Archives/edgar/data/83246/000114420409019785/v145824_424b2.htm

- the prospectus at http://www.sec.gov/Archives/edgar/data/83246/000104746909003736/a2192100zs-3asr.htm

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the notes.

Trustee

Notwithstanding anything contained in the accompanying prospectus supplement to the contrary, the notes will be issued under the senior indenture dated March 31, 2009, between HSBC USA Inc., as Issuer, and Wells Fargo Bank, National Association, as trustee.

Paying Agent

Notwithstanding anything contained in the accompanying prospectus supplement to the contrary, HSBC Bank USA, N.A. will act as paying agent with respect to the notes pursuant to a Paying Agent and Securities Registrar Agreement dated June 1, 2009, between HSBC USA Inc. and HSBC Bank USA, N.A.

INVESTOR SUITABILITY

The notes may be suitable for you if:

♦ You seek an investment with coupons linked to the potential positive performance of the Year-Over-Year Change in the CPI and you believe the Year-Over-Year Change in the CPI will generally be positive during the term of the notes or will generally not be negative by more than an amount sufficient to still provide you with a satisfactory return on your investment.

♦ You are willing to invest in the notes based on the Maximum Coupon Rate indicated herein, which may limit your coupon with respect to Coupon Payment Dates during the last five years of the notes.

♦ You do not seek an investment for which there is an active secondary market.

♦ You are willing to hold the notes to maturity.

♦ You are comfortable with the creditworthiness of HSBC, as issuer of the notes.

The notes may not be suitable for you if:

♦ You believe the Year-Over-Year Change in the CPI will be negative with respect to several Coupon Payment Dates or that the Year-Over-Year Change in the CPI will not be sufficiently positive with respect to enough Coupon Payment Dates to provide you with your desired return.

♦ You are unwilling to invest in the notes based on the Maximum Coupon Rate indicated herein, which may limit the coupons during the last five years of the notes.

♦ You believe the Year-Over-Year Change in the CPI will generally be negative or zero during the term of the notes.

♦ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

♦ You seek an investment for which there will be an active secondary market.

♦ You are unable or unwilling to hold the notes to maturity.

♦ You are not willing or are unable to assume the credit risk associated with HSBC, as issuer of the notes.

RISK FACTORS

We urge you to read the section "Risk Factors" on page S-3 in the accompanying prospectus supplement. You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying prospectus supplement and prospectus.

As you review "Risk Factors" in the accompanying prospectus supplement, you should pay particular attention to the following sections:

- "— Risks Relating to All Note Issuances";

- "—Additional Risks Relating to Notes With a Reference Asset That Is a Floating Interest Rate, an Index Containing Floating Interest Rates or Based in Part on a Floating Interest Rate"; and

- "—Additional Risks Relating to Notes With a Reference Asset That Is the Consumer Price Index (the "CPI") or Contains the CPI or Is Based in Part on the CPI."

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt notes.

The Amount of Each Monthly Coupon After the 1st Scheduled Coupon Payment Date is Uncertain and Could be Zero.

You will receive a coupon on the applicable Coupon Payment Date based on a rate per annum equal to the Year-Over-Year Change in the CPI, plus 1.25%, subject to the minimum Coupon Rate of 0.00% and subject to the Maximum Coupon Rate for the Coupon Payment Dates occurring during the last 5 years of the notes. Therefore, if CPI decreases on a year-over-year basis by an amount greater than 1.25%, the coupon on your notes for any such

Coupon Payment Dates will be equal to zero. Coupons paid on the notes, if any, may be less than returns otherwise payable on debt securities issued by us with similar maturities. You should consider, among other things, the overall potential annual coupon rate to maturity of the notes as compared to other investment alternatives.

With respect to certain Coupon Payment Dates, Your Coupon Rate is Limited By the Maximum Coupon Rate.

For Coupon Payment Dates on or after March 26, 2015, the Coupon Rate will be capped at the Maximum Coupon Rate of 7.00%. As a result, you will not participate in any Year-Over-Year Change in the CPI in excess of 5.75%. WITH RESPECT TO COUPON PAYMENT DATES OCCURRING ON OR AFTER MARCH 26, 2015, YOUR COUPON RATE WILL NOT BE GREATER THAN THE MAXIMUM COUPON RATE.

Changes that Affect the Reference Asset Will Affect the Market Value of the Notes and the Amount You Will Receive at Maturity.

The CPI itself and the way the Bureau of Labor Statistics of the U.S. Department of Labor calculates the CPI may change in the future. Accordingly, the coupons, and therefore the value of the notes, may be significantly reduced. If the CPI is discontinued or substantially altered, a successor index may be employed to calculate the coupons payable on the notes, as described herein, and that substitution may adversely affect the value of the notes.

Please read and pay particular attention to the section "Additional Risks Relating to Notes With a Reference Asset That Is the Consumer Price Index (the "CPI") or Contains the CPI or Is Based in Part on the CPI" in the accompanying prospectus supplement and the section "Additional Terms of the Notes" herein.

The Notes are Not Insured by Any Governmental Agency of the United States or Any Other Jurisdiction, and Involve Investment Risks Including Possible Loss of the Principal Amount Invested Due to the Credit Risk of HSBC.

The notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction, and involve investment risks including possible loss of the principal amount invested due to the credit risk of HSBC. An investment in the notes is subject to the credit risk of the issuer, HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full payment at maturity of the notes.

Certain Built-in Costs are Likely to Adversely Affect the Value of the Notes Prior to Maturity.

You should be willing to hold your notes to maturity. The notes are not designed to be short-term trading instruments. The price at which you will be able to sell your notes to HSBC, its affiliates or any other party in the secondary market prior to maturity, if at all, may be at a substantial discount from the principal amount of the notes, even in cases where the CPI has increased or is expected to increase on a year-over-year basis.

The Notes are Subject to the Credit of the Issuer.

The notes are senior unsecured debt obligations of the issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the notes depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the notes.

The Notes Lack Liquidity.

The notes will not be listed on any notes exchange or quotation system. One of HSBC's affiliates may offer to repurchase the notes in the secondary market but is not required to do so and may cease any such market-making activities at any time without notice. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which one of HSBC's affiliates is willing to buy the notes, which will exclude any fees or commissions you paid when you purchased the notes.

Consumer Prices May Change Unpredictably, Affecting the CPI Level and the Market Value of the Notes in Unforeseeable Ways.

Market prices of the consumer items underlying the CPI may fluctuate based upon numerous factors, including: changes in supply and demand relationships; weather; agriculture; trade; fiscal, monetary and exchange control programs; domestic and foreign political and economic events and policies; disease; technological developments and changes in interest rates. These factors may affect the CPI Level for any Coupon Payment Date and the market value of the notes in varying ways, and different factors may cause the level of the CPI to move in inconsistent directions at inconsistent rates.

The Market Price of the Notes Prior to Maturity Will Be Subject to Many Factors.

The market price of the notes will be influenced by many factors including the level of the Reference Asset, volatilities, the time remaining to maturity of the notes, interest rates, geopolitical conditions, economic, political, financial and regulatory or judicial events, and the creditworthiness of HSBC.

Potential Conflict of Interests Exist.

Potential conflicts of interest may exist between the calculation agent (who is, or is affiliated with, HSBC as the issuer of the notes), and you with respect to certain determinations and judgments that the calculation agent must make. Such determinations and judgments include the amount of any coupon as well as any applicable CPI Level.

Potentially Inconsistent Research, Opinions or Recommendations by HSBC.

HSBC and its affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the notes. Any such research, opinions or recommendations could affect the market value of the notes. You should undertake an independent investigation of the merits of an investment in the notes and derive information concerning the Reference Asset from multiple sources and should not rely on the views expressed by us or our affiliates.

Tax Treatment.

For a discussion of certain of the U.S. federal income tax consequences of your investment in a security, please see the discussion under "Certain U.S. Federal Income Tax Considerations" herein, and the discussion under "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

ILLUSTRATIVE EXAMPLES

Except for the coupon for the March 26, 2010 Coupon Payment Date, the following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the level of the Reference Asset for any month during the term of the notes. We cannot predict the CPI Level or the Year-Over-Year Change in the CPI for any Coupon Payment Date other than the March 26, 2010 Coupon Payment Date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events, and the hypothetical CPI Initial levels and CPI Final levels used in the illustrations below, except for example 1, are not the actual CPI Initial levels and CPI Final levels with respect to any Coupon Payment Date. You should not take these examples as an indication or assurance of the expected performance of the Reference Asset. With respect to the notes, the amount you receive over the term of the notes may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC. The numbers appearing in the examples below have been rounded for ease of analysis.

The examples below illustrates the payment at maturity on a $1,000 investment in notes for a hypothetical range of performance for the Reference Asset. The following results are based solely on the assumptions outlined below. The examples below reflect the Maximum Coupon Rate of 7.00%. The potential returns described here assume that your notes are held to maturity. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis. You should not take the below illustration as an indication or assurance of the expected performance of the Reference Asset or return of the notes.

The following example 1 indicates how the coupon payment would be calculated with respect to a the March 26, 2010 Coupon Payment Date with respect to a hypothetical $1,000 investment in the notes and is based on historical CPI Levels.

Example 1: Using the data set forth under "Description of the Reference Asset –Consumer Price Index," we are able to determine that with respect to the March 26, 2010 Coupon Payment Date, the CPI Initial is 210.228 and the CPI Final is 215.949.

CPI Initial	210.228
CPI Final	215.949
Year-Over-Year Change in the CPI	2.72133%
Coupon payment:	**$3.31**

The CPI Initial is the CPI Level published for the fifteenth month prior to March 2010, which was December 2008. The CPI Final is the CPI Level published for the third month prior to March 2010, which was December 2009.

Here, for the March 26, 2010 Coupon Payment Date, the Coupon Rate equals 3.97133% per annum, resulting in a $3.31 coupon payment per $1,000 principal amount note. This monthly coupon payment would be calculated as follows:

$$\$1,000 \times 3.97133\% \times 30/360 = \$3.31$$

The Coupon Rate of 3.97133% per annum is calculated by adding the Year-Over-Year Change in the CPI applicable to this Coupon Payment Date to 1.25000%. The Year-Over-Year Change in the CPI applicable to this Coupon Payment Date is based on the percentage change in the CPI Level for the year period from December 2008 (210.228) to December 2009 (215.949) calculated as follows:

Year-Over-Year Change in the CPI = (215.949 – 210.228) / 210.228 = 2.72133% per annum

Adding the Year-Over-Year Change in the CPI to 1.25000% results in the Coupon Rate applicable to that Coupon Payment Date of 3.97133% per annum.

The following examples indicate how the hypothetical coupon payment would be calculated with respect to a hypothetical $1,000 investment in the notes and are not based on historical CPI Levels.

Example 2: With respect to any Coupon Payment Date , the relevant CPI Initial is 213.249 and the relevant CPI Final is 215.381.

CPI Initial	213.249
CPI Final	215.381
Year-Over-Year Change in the CPI	0.99977%
Coupon payment:	**$1.87**

Here, the Year-Over-Year Change in the CPI is 0.99977%. Because the Year-Over-Year Change in the CPI plus 1.25% is 2.24977%, the Coupon Rate for such Coupon Payment Date is 2.24977% per annum. The coupon payment on the relevant Coupon Payment Date would be $1.87 calculated as follows:

$$\$1,000 \times (\text{Year-Over-Year Change in the CPI} + 1.25\%) \times 30/360$$
$$= \$1,000 \times 2.24977\% \times 30/360$$
$$= \$1.87$$

Example 3: With respect to any Coupon Payment Date, the relevant CPI Initial is 227.385 and the relevant CPI Final is 222.837.

CPI Initial	227.385
CPI Final	222.837
Year-Over-Year Change in the CPI	-2.00013%
Coupon payment:	**$0.00**

Here, the Year-Over-Year Change in the CPI is -2.00013%. Because the Year-Over-Year Change in the CPI plus 1.25% is negative, the Coupon Rate for such Coupon Payment Date is 0% per annum and the coupon payment on the relevant Coupon Payment Date would be $0.00, the minimum coupon with respect to each Coupon Payment Date.

Example 4: With respect to a Coupon Payment Date originally scheduled to be on or before February 26, 2015, the relevant CPI Initial is 215.834 and the relevant CPI Final is 228.784.

CPI Initial	215.834
CPI Final	228.784
Year-Over-Year Change in the CPI	5.99998%
Coupon payment:	**$6.04**

Here, the Year-Over-Year Change in the CPI is 5.99998%. Because the Year-Over-Year Change in the CPI plus 1.25% is 7.24998%, the Coupon Rate for such Coupon Payment Date is 7.23608% per annum. The coupon payment on the relevant Coupon Payment Date would be $6.04 calculated as follows:

$$\$1,000 \times (\text{Year-Over-Year Change in the CPI} + 1.25\%) \times 30/360$$
$$= \$1,000 \times 7.24998\% \times 30/360$$
$$= \$6.04$$

Example 5: With respect to a Coupon Payment Date on or after March 26, 2015, the relevant CPI Initial is 216.000 and the relevant CPI Final is 228.960.

CPI Initial	216.000
CPI Final	228.960
Year-Over-Year Change in the CPI	6.00000%
Coupon payment:	**$5.21**

Here, the Year-Over-Year Change in the CPI is 6.00000%. However, because the Year-Over-Year Change in the CPI plus 1.25% is 7.25000%, which is greater than the Maximum Coupon Rate, the Coupon Rate for such Coupon Payment Date is 7.00000%, the Maximum Coupon Rate. The coupon payment on the relevant Coupon Payment Date would be $5.83, the maximum coupon for any Coupon Payment Date on or after March 26, 2015, calculated as follows:

$$\$1,000 \times (\text{Maximum Coupon Rate}) \times 30/360$$
$$= \$1,000 \times 7.00000\% \times 30/360$$
$$= \$5.83$$

DESCRIPTION OF THE REFERENCE ASSET

General

All disclosures contained in this pricing supplement regarding the Reference Asset, including its make-up, performance, method of calculation and changes in its components, where applicable, are derived from publicly available information. Neither HSBC nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about the Reference Asset contained in this pricing supplement. You should make your own investigation into the Reference Asset.

The Consumer Price Index

The CPI is a measure of the average change in consumer prices over time for a fixed market basket of goods and services, including food, clothing, shelter, fuels, transportation, charges for doctors' and dentists' services and drugs. For more information about the CPI, see "Description of Notes – Consumer Price Index Notes" in the accompanying prospectus supplement.

Historical Performance of the Year-Over-Year Change in the CPI

Provided below are historical levels of the CPI as reported by the Bureau of Labor Statistics of the U.S. Labor Department for the period from January 2000 to December 2009. We obtained the historical information included below from Bloomberg Professional® Service and we make no representation or warranty as to the accuracy of completeness of the information so obtained from Bloomberg Professional® Service.

Historical CPI Level										
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
January	168.8	175.1	177.1	181.7	185.2	190.7	198.3	202.416	211.080	211.143
February	169.8	175.8	177.8	183.1	186.2	191.8	198.7	203.499	211.693	212.193
March	171.2	176.2	178.8	184.2	187.4	193.3	199.8	205.352	213.528	212.709
April	171.3	176.9	179.8	183.8	188.0	194.6	201.5	206.686	214.823	213.240
May	171.5	177.7	179.8	183.5	189.1	194.4	202.5	207.949	216.632	213.856
June	172.4	178.0	179.9	183.7	189.7	194.5	202.9	208.352	218.815	215.693
July	172.8	177.5	180.1	183.9	189.4	195.4	203.5	208.299	219.964	215.351
August	172.8	177.5	180.7	184.6	189.5	196.4	203.9	207.917	219.086	215.834
September	173.7	178.3	181.0	185.2	189.9	198.8	202.9	208.490	218.783	215.969
October	174.0	177.7	181.3	185.0	190.9	199.2	201.8	208.936	216.573	216.177
November	174.1	177.4	181.3	184.5	191.0	197.6	201.5	210.177	212.425	216.330
December	174.0	176.7	180.9	184.3	190.3	196.8	201.8	210.036	210.228	215.949

The following graph sets forth the historical performance of the year-over-year change in the Reference Asset from January 2005 through December 2009 based on the monthly historical levels of the CPI. The level for the Reference Asset for December 2009 was 215.949. We obtained the closing levels below from Bloomberg Professional® Service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® Service.



PS-8

The historical levels of the Reference Asset and historical year-over-year change in the Reference Asset should not be taken as an indication of future performance, and no assurance can be given as to the CPI Level for any month during the term of the notes or the Year-Over-Year Change in CPI with respect to any Coupon Payment Date. The CPI may not increase or decrease over the term of the notes in accordance with any of the trends depicted by the historical information in above, and the size and frequency of any fluctuations in the CPI Level over the term of the notes, which we refer to as the volatility of the CPI, may be significantly different than the historical volatility of the CPI indicated in the table and graph above. We cannot give you assurance that the performance of the Reference Asset will result in any coupon determined after the date of this pricing supplement that is greater than zero.

EVENTS OF DEFAULT AND ACCELERATION

If the notes have become immediately due and payable following an event of default (as defined in the accompanying prospectus) with respect to the notes, the calculation agent will determine the accelerated payment at maturity as if the stated Maturity Date were the third Business Day following the date of acceleration. Any payments then due on the notes will be paid on the accelerated Maturity Date.

If the notes have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the notes. For more information, see "Description of Debt Securities — Events of Default" and "— Events of Default; Defaults" in the accompanying prospectus.

ADDITIONAL TERMS OF THE NOTES

If by 3:00 p.m. New York City time on the date which is three days prior to any Coupon Payment Date, the CPI Level is not published as described above for any relevant month, but has otherwise been reported by the BLS, then the calculation agent will determine the CPI as reported by the BLS for such month using such other source as on its face, after consultation with us, appears to accurately set forth the CPI as reported by the BLS.

In calculating CPI Final and CPI Initial, the calculation agent will use the most recently available value of the CPI Level determined as described above on the applicable Coupon Payment Date, even if such value has been adjusted from a previously reported value for the relevant month. However, if a value of CPI Final or CPI Initial used by the calculation agent on any Coupon Payment Date to determine the Coupon Rate on the notes is subsequently revised by the BLS, the Coupon Rate determined on such Coupon Payment Date will not be revised.

If the CPI is rebased to a different year or period and the 1982-1984 CPI is no longer used, the base reference period for the notes will continue to be the 1982-1984 reference period as long as the 1982-1984 CPI continues to be published.

If the CPI is discontinued or, if in the opinion of the BLS, as evidenced by a public release, and if concurred in by the calculation agent, the CPI is substantially altered, the calculation agent will determine the Year-Over-Year Change in the CPI by reference to the applicable substitute index chosen by the Secretary of the Treasury for the Department of the Treasury's Inflation-Linked Treasuries as described at 62 Federal Register 846-874 (January 6, 1997).

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the notes from HSBC for distribution to other registered broker dealers or will offer the notes directly to investors. HSBC Securities (USA) Inc. proposes to offer the notes at the offering price set forth on the cover page of this term sheet and will receive underwriting discounts and commissions of 2.00%, or $20.00 per $1,000 principal amount of notes. HSBC Securities (USA) Inc. may re-allow up to the full amount of the selling concession per $1,000 principal amount of notes on sales of such notes by other brokers or dealers and may pay referral fees to other broker-dealers of up to the full amount of its underwriting discounts and commissions.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution" on page S-52 in the prospectus supplement.

We expect that delivery of the notes will be made against payment for the notes on or about the Original Issue Date set forth on the front cover of this term sheet, which is expected to be the fourteenth business day following the Pricing Date of the notes. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the Pricing Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisers.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

You should carefully consider the matters set forth in "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement. The following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of the notes. This summary supplements the section "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement and supersedes it to the extent inconsistent therewith. Notwithstanding any disclosure in the accompanying prospectus supplement to the contrary, our special U.S. tax counsel in this transaction is Sidley Austin LLP.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the notes. We intend to treat the notes as contingent payment debt instruments for U.S. federal income tax purposes. Pursuant to the terms of the notes, you agree to treat the notes as contingent payment debt instruments for all U.S. federal income tax purposes and, in the opinion of Sidley Austin LLP, special U.S. tax counsel to us, it is reasonable to treat the notes as contingent payment debt instruments. Assuming the notes are treated as contingent payment debt instruments, a U.S. holder will be required to include original issue discount ("OID") in gross income each year, even though the actual coupon payments made with respect to the notes during a taxable year may differ from the amount of OID that must be accrued during that taxable year.

Based on the factors described in the section, "Certain U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Payment Debt Instruments", in order to illustrate the application of the noncontingent bond method to the notes, we have estimated that the comparable yield of the notes, solely for U.S. federal income tax purposes, will be 4.35% per annum (compounded monthly). In addition, we have computed a "projected payment schedule" that produces the comparable yield and includes the projected amount of the coupon payments.

Based upon the estimate of the comparable yield, a U.S. holder that pays taxes on a calendar year basis, buys a note for $1,000, and holds the note until maturity will be required to pay taxes on the following amounts of ordinary income in respect of the notes in each year:

Year	OID
2010	$35.41
2011	$42.66
2012	$42.77
2013	$42.66
2014	$42.66
2015	$42.66
2016	$42.77
2017	$42.66
2018	$42.66
2019	$42.66
2020	$7.24

However, if the actual amount of coupon payments are different from the amounts reflected in the projected payment schedule, a U.S. holder is required to make adjustments in its original issue discount accruals when such amounts are paid. Adjustments arising from coupon payments that are greater than the projected amounts of those payments are referred to as "positive adjustments"; adjustments arising from coupon payments that are less than the projected amounts are referred to as "negative adjustments." Positive and negative adjustments are netted for each taxable year with respect to each note. Any net positive adjustment for a taxable year is treated as additional original issue discount income of the U.S. holder. Any net negative adjustment reduces any original issue discount on the note for the taxable year that would otherwise accrue. Any excess is then treated as a current-year ordinary loss to the U.S. holder to the extent of original issue discount accrued in prior years. The balance, if any, is treated as a negative adjustment in subsequent taxable years. To the extent that it has not previously been taken into account, an excess negative adjustment reduces the amount realized upon a sale, exchange, or retirement of the note.

U.S. holders should also note that the actual comparable yield may be different than as provided in this summary depending upon market conditions on the date the notes are issued. U.S. holders may obtain the actual comparable yield and projected payment schedule, as determined by us, by submitting a written request to:

Structured Equity Derivatives – Structuring HSBC Bank USA, National Association, 452 Fifth Avenue, 3rd Floor, New York, NY 10018. A U.S. holder is generally bound by the comparable yield and the projected payment schedule established by us for the notes. However, if a U.S. holder believes that the projected payment schedule is unreasonable, a U.S. holder must determine its own projected payment schedule and explicitly disclose the use of such schedule and the reason the holder believes the projected payment schedule is unreasonable on its timely filed U.S. federal income tax return for the taxable year in which it acquires the notes.

The comparable yield and projected payment schedule are not provided for any purpose other than the determination of a U.S. holder's interest accruals for U.S. federal income tax purposes and do not constitute a projection or representation by us regarding the actual yield on a note. We do not make any representation as to what such actual yield will be.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the notes, other characterizations and treatments are possible. As a result, the timing and character of income in respect of the notes might differ from the treatment described above. You should carefully consider the discussion of all potential tax consequences as set forth in "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

You should only rely on the information contained in this pricing supplement, the accompanying prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this pricing supplement, the accompanying prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This pricing supplement, the accompanying prospectus supplement and prospectus are not an offer to sell these notes, and these documents are not soliciting an offer to buy these notes, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this pricing supplement, the accompanying prospectus supplement and prospectus is correct on any date after their respective dates.

TABLE OF CONTENTS

Pricing Supplement

Prospectus Supplement

Prospectus

HSBC USA Inc.

$800,000

Notes Linked to the Consumer Price Index

February 5, 2010

PRICING SUPPLEMENT